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Filed Pursuant to Rule 433 under the Securities Act of 1933 Registration Statement No. 333-147809 Issuer Free Writing Prospectus, dated December 4, 2007

Final Term Sheet for 5.75% Notes due 2017

McCormick & Company, Incorporated

Issuer:	McCormick & Company, Incorporated
Principal Amount:	$250,000,000
Type:	SEC Registered, Registration No. 333-147809
Maturity Date:	December 15, 2017
Coupon (Interest Rate):	5.750%
Yield to Maturity:	5.755%
Spread to Benchmark Treasury:	Plus 187 basis points
Benchmark Treasury:	UST 4.25% 11/15/2017
Benchmark Treasury Price and Yield:	102-31+, 3.885%
Interest Payment Dates:	Semi-annually on June 15 and December 15, commencing on June 15, 2008 and ending on the Maturity Date
Make-Whole Call:	Treasury Rate plus 30 basis points
Price to Public:	99.96%
Net Proceeds to Issuer (before expenses):	$249,900,000
Settlement Date:	December 7, 2007
CUSIP:	579780 AF4
Joint Book-Running Managers:	Wachovia Capital Markets, LLC Banc of America Securities LLC SunTrust Robinson Humphrey, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Wachovia Capital Markets LLC, Banc of America Securities LLC and SunTrust Robinson Humphrey, Inc. can arrange to send you the prospectus if you request it by calling or e-mailing Wachovia Capital Markets LLC at 1-866-289-1262, Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com or SunTrust Robinson Humphrey, Inc. at 1-800-685-4786.

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Final Term Sheet for 5.75% Notes due 2017
McCormick & Company, Incorporated